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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer:  Global Pharmaceutical Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  378922108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                        November 26, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 378922108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         40,000 Shares of Class B Preferred (convertible into
         1,454,545 shares of Common Stock)

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         40,000 Shares of Class B Preferred (convertible into
         1,454,545 shares of Common Stock)

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000 Shares of Class B Preferred (convertible into
         1,454,545 shares of Common Stock)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         25.3%

14. Type of Reporting Person

         CO

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.01 per share (the "Common Stock") of Global Pharmaceutical Corporation ("GLPC"). GLPC's principal executive office is located at Castor & Kensington Avenues, Philadelphia, Pennsylvania 19124.

Item 2.  Identity and Background.

         This statement is being filed on behalf of Kingdon Capital Management Corporation ("KCMC"), a Delaware corporation. KCMC's principal business is to act as an investment adviser; its principal office is at 152 West 57th Street, New York, New York 10019.

         Mr. Mark Kingdon is the sole shareholder, director and executive officer of KCMC. Mr. Kingdon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kingdon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kingdon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 40,000 Shares of Class B Preferred (convertible into 1,454,545 shares of Common Stock). All 40,000 Shares of Class B Preferred are held by entities and managed accounts over which KCMC has investment discretion. The 40,000 shares of Class B Preferred were purchased in a private placement at an aggregate cost of $4,000,000. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCMC has


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         investment discretion have come from each entity's or
         account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The shares of Common Stock deemed to be beneficially owned by KCMC were acquired for, and are being held for, investment purposes.

         KCMC has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 40,000 Shares of Class B Preferred (convertible into 1,454,545 shares of Common Stock). Based on GLPC's Form 10-Q filed on November 12, 1997, as of October 31, 1997 there were 4,286,871 shares of Common Stock outstanding. Assuming conversion of the 40,000 shares of Class B Preferred deemed to beneficially owned by KCMC into Common Stock, KCMC is therefore deemed to beneficially own 25.3% of the outstanding shares of Common Stock. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Class B Preferred that it is currently deemed to beneficially own. The purpose of this filing is to show that KCMC is deemed to have become the beneficial owner of more than 5% of GLPC's common shares outstanding.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         KCMC has no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by KCMC since 60 days prior to November 26, 1997.








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    Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Date

March 18, 1998

Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller


































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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                   Class B Preferred
Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
____               _______________     ______________________
11/26/97           40,000*             $100




-------
* The 40,000 Shares of Class B Preferred are convertible into
1,454,545 shares of Common Stock.





































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